

Mail Stop 3561

March 31, 2017

Paul Carbone
Chief Financial Officer
Dunkin' Brands Group, Inc.
130 Royall Street
Canton, Massachusetts 02021

> **Re: Dunkin' Brands Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-35258**

Dear Mr. Carbone:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure